Exhibit 4.24

From: NUR Macroprinters Ltd.	Date: June 29th, 2005

To: Israel Discount Bank Ltd.

Dear Sirs,

We refer to the Undertaking signed on February 22, 2004 and all amendments to such Undertaking that were thereafter signed between Israel Discount Bank Ltd, on the one hand (“the Bank”) and NUR Macroprinters Ltd. (“the Borrower”), on the other hand (“the Facility Agreement”), and to the business plan submitted by the Borrower to the Bank on June 27, 2005, a copy of which is attached hereto (the “Business Plan”).

We hereby request of the Bank that further to the Business Plan, the Bank hereby waives the following obligations of the Borrower under the Facility Agreement subject to the terms and conditions below:

1.     The Bank shall waive the non-performance by the Borrower of the financial covenants of the Facility Agreement for all of the periods ending March 31, 2005 (including the repayment provisions resulting from the non-performance by the Borrower of such financial covenants prior to March 31, 2005).

2.     With respect only to the quarters ending on September 30, 2005 and December 31, 2005, the Bank waives the financial covenants set forth in the Facility Agreement. In lieu of the Financial Covenants for the above mentioned quarters, the Borrower shall abide by the following financial covenants:

    (i)        The total revenue of the Borrower for each of the quarters ending June 30, 2005, September 30, 2005 and December 31, 2005, as reported in each of the respective quarterly financial statements of the Borrower, shall not be less than sixteen million U.S. Dollars ($16,000,000).

    (ii)        The operating loss of the Borrower for the quarter ending on June 30, 2005, as reported in the financial statements of the Borrower for the quarter ending on June 30, 2005, shall not exceed two million U.S. Dollars ($2,000,000). For each of the quarters ending on September 30, 2005, and December 31, 2005, the operating income of the Borrower, as reported in the financial statements of the Borrower for each respective quarter, shall be greater than zero. For the purpose of this section, operating loss shall not include any non-cash expenses relating to the accounting treatment of options and/or warrants.

    (iii)        For each of the quarters ending on June 30, 2005, September 30, 2005 and December 31, 2005, the inventory of the Borrower, as reported in the respective financial statements of the Borrower, shall not be less than fourteen million U.S. Dollars ($14,000,000).

    (iv)        For each of the quarters ending on June 30, 2005, September 30, 2005 and December 31, 2005, the accounts receivable of the Borrower, as reported in the respective quarterly financial statements of the Borrower, shall not be less than seven million U.S. Dollars ($7,000,000).

3.     Unless in a case of a breach by the Borrower of any of its obligations hereunder, the Borrower shall not be obligated to repay to the Bank any amounts on account of principal that are due and payable under the Facility Agreement, which as of the date hereof are four million, two hundred and eighty thousand U.S. Dollars (the “Deferred Payments”) until January 1st 2006. For the removal of doubt, all other payments due to the Bank by the Borrower, including, but not limited to, any payments on account of interest, shall be paid by the Borrower to the Bank in accordance with the applicable terms and conditions of the Facility Agreement.

4.     By the fifteenth day of each calendar month (if the fifteenth day of a calendar month is not a business day, then by the immediately following business day), from July 15, 2005, and until January 15, 2006, the Borrower shall provide the Bank with a report which shall detail the Borrower’s un-audited balance sheet, profit/loss statement and statement of cash flow, for the calendar month immediately preceding the month in which the report is provided. The first such report shall be provided by the Borrower to the Bank on July 17, 2005, with respect to the above mentioned financial data for the month of June, 2005.

5.     The Borrower shall comply with all of its obligations hereunder. A breach by the Borrower of any of its obligations hereunder, shall entitle the Bank to immediately, at its sole discretion, declare this letter agreement, or any of the provisions herein, except for section 1 above, as immediately being null and void and to exercise all or any of its rights and remedies under the Facility Agreement and/or under any law.

6.     In any case of a breach by the Borrower of this letter agreement, including non-achievement by the Borrower of any of the financial covenants set forth in this letter agreement in any amount (i) the Borrower shall repay all amounts then owing under any or all documentation between the Borrower (including any entity that controls, is controlled by, or under common control with, the Borrower) and the Bank, to the Bank and (ii) the Bank shall be entitled to exercise any and all rights set forth in any or all documentation between the Borrower (including any entity that controls, is controlled by, or under common control with, the Borrower) and/or as provided by law.

7.     It is hereby clarified that except for the waivers explicitly requested herein, the Bank does not make any other waivers with respect to any of the provisions of the Facility Agreement, any of the Schedules thereto, or any of its rights or remedies available under the Facility Agreement. For the avoidance of doubt, the Facility Agreement, and all Schedules thereto, shall remain unaltered. We acknowledge that your consent is limited to the reasons and time periods mentioned above and which in no way shall prejudice the rights of the Bank to demand immediate repayment on account of any other reasons whatsoever pursuant to the terms of any or all documentation between the Borrower (including any entity that controls, is controlled by, or under common control with, the Borrower), and the Bank, and/or as permitted by law.

8.     The Borrower shall be obligated to pay the properly documented legal expenses of the Bank to the law office of Yigal Arnon & Co., in an amount that shall not exceed thirty thousand U.S. Dollars ($30,000), within thirty (30) days from the execution of this letter agreement.

Yours faithfully,

NUR Macroprinters Ltd. By: /s/ David Amir ——————————————	/s/ David Seligman ——————————————

We hereby confirm and agree to the above subject to our receipt of the execution of letter agreements with Bank Hapoalim B.M and Bank Leumi Le-Israel Ltd., in a form identical to the above (subject to necessary changes).

/s/ Israel Discount Bank Ltd. —————————————— Israel Discount Bank Ltd.